Results of Special Meeting of Shareholders (Unaudited)

         On August 2, 2001, the Fund held a special meeting of its shareholders to vote upon the following matter:

         To consider and act upon a proposal to approve new management arrangements with Pacific Corporate Group LLC ("PCG LLC"), including a new management agreement between the Fund and PCG LLC and the substitution of PCG LLC for Pacific Corporate Group, Inc. as the adviser trustee of the Fund.

A majority of the Fund's shareholders entitled to vote at the meeting, voting in person or by proxy, approved the proposal. The results of the voting are set forth below.

     For                           Against                         Abstain
  ---------                        -------                        ---------
  58,442.534                        97.75                          2,106.625